================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------

                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                             (Amendment No. 2)
                              ---------------

                       GAYLORD CONTAINER CORPORATION
                     (Name of Subject Company (Issuer))

                   TEMPLE-INLAND ACQUISITION CORPORATION
                  an indirect, wholly-owned subsidiary of
                             TEMPLE-INLAND INC.
                    (Names of Filing Persons (Offerors))

              Class A Common Stock, par value $.0001 per share
       (Including the Associated Rights to Purchase Preferred Stock)
                       (Title of Class of Securities)

                                 368145108
                   (CUSIP Number of Class of Securities)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511
          (Name, Address and Telephone Number of Person Authorized
   To Receive Notices and Communications on Behalf of the Filing Persons)

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
                               (202) 371-7000

        |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================


         This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc. a Delaware corporation (the "Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The Offer is made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2001 (the "Merger Agreement"), among the Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION AND
ITEM 11. ADDITIONAL INFORMATION

         Items 4 and 11 of the Schedule TO, which incorporate by reference the information in section 15 of the Offer to Purchase ("Certain Conditions to the Offer"), are hereby amended and supplemented by deleting the last paragraph of section 15 of the Offer to Purchase in its entirety and replacing it with the following:

         "The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be waived by Parent or the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Parent or the Purchaser; provided that the determination of the satisfaction or waiver of all conditions, other than those involving receipt of government approvals, will be made on or before the Expiration Date. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time as set forth in the immediately preceding sentence."

ITEM 11. ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

         On October 9, 2001, the plaintiffs in the lawsuit entitled Absolute Recovery Hedge Fund, L.P., et al. v. Gaylord Container Corp., et al. (Civ. No. 01-CV-8811 (LAK)), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(9), filed a Motion for a Temporary Restraining Order. The plaintiffs seek a temporary restraining order preventing the Company, the Purchaser, Parent and the trustees under the indentures related to the Company's 9-3/4% Senior Notes due 2007 and 9-3/8% Senior Notes due 2007 (collectively, the "Senior Notes") from: (1) accepting, or causing acceptance for payment of, any and all of the Shares and the Senior Notes tendered pursuant to the Offer and notes tender offers; (2) accepting consents with respect to the proposed amendments to the Senior Notes and the indentures related thereto, giving notice to the depositary, The Depository Trust Company, and announcing the withdrawal deadline with respect to the consent solicitation for the Senior Notes; (3) amending, supplementing and/or modifying the terms, in any manner, of the indentures related to the Senior Notes; and (4) consummating the Merger.

         On October 10, 2001, the Parent and the Purchaser filed papers in opposition to the Motion for Temporary Restraining Order.



                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         TEMPLE-INLAND INC.

                                         By:   /s/ M. Richard Warner
                                              -------------------------------
                                              Name:  M. Richard Warner
                                              Title:  Vice President and Chief
                                                      Administrative Officer

                                         TEMPLE-INLAND ACQUISITION CORPORATION

                                         By:   /s/ M. Richard Warner
                                              -------------------------------
                                              Name:  M. Richard Warner
                                              Title:  Vice President and Chief
                                                      Administrative Officer



Date: October 10, 2001